UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-40816

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Argo Blockchain plc

(Translation of registrant’s name into English)

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9th Floor

16 Great Queen Street

London WC2B 5DG

England

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Director's Dealings dated 17 November 2021

Press Release

17 November 2021

Argo Blockchain PLC

('Argo' or 'The Company')

Director's Dealings

Argo Blockchain, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), today announces that on 16 November 2021, Peter Wall, Chief Executive Officer of Argo, and Alex Gow, a person closely associated with Sarah Gow, a non-executive director of Argo, purchased the following American Depositary Receipts (ADRs) representing 10 ordinary shares of £0.001 each in the capital of the Company (Ordinary Shares) and Ordinary Shares respectively.

PDMR / Person closely associated	Ordinary Shares / ADRs purchased1	Weighted average price	Resultant Shareholding of Ordinary Shares	Percentage of the total voting rights of the Company
Peter Wall	7,100 ADRs representing 71,000 Ordinary Shares	$19.132 per ADR	1,116,000	0.24%
Alex Gow1	40,000 Ordinary Shares	£1.32 per Ordinary Share	815,0002	0.17%2

Notes:

1 - Person closely associated with Sarah Gow, a director of the Company
2 -The total interests of Sarah Gow and persons closely associated with her in the Company's share capital are 2,740,000 Ordinary Shares representing 0.59% of the total voting rights of the Company.

The information communicated in this announcement is inside information for the purposes of Article 7 of Regulation 596/2014.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Wall
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	American Depositary Receipts
	Identification Code	US0401261047
b)	Nature of the transaction	Purchase of American Depositary Receipts
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$ 19.132 per ADR	7,100 ADRs
d)	Aggregated information: ▪ Aggregated volume · Price	7,100 ADRs US$ 19.132 per ADR
e)	Date of the transaction	16 November 2021
f)	Place of the Transaction	Nasdaq

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alex Gow
2.	Reason for the Notification
a)	Position/status	Person closely associated with Sarah Gow, a director of the Company
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Ordinary shares
	Identification Code	GB00BZ15CS02
b)	Nature of the transaction	Purchase of shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		132 pence per Ordinary Share	40,000 Ordinary Shares
d)	Aggregated information: ▪ Aggregated volume · Price	40,000 Ordinary Shares 132 pence per Ordinary Share
e)	Date of the transaction	16 November 2021
f)	Place of the Transaction	London Stock Exchange

This announcement contains inside information.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Emma Hodges Salamander Davoudi argoblock@tancredigroup.com	+44 7727 180 873 +44 7861 995 628 +44 7957 549 906

About Argo:

Argo Blockchain plc is a global leader in cryptocurrency mining with one of the largest and most efficient operations powered by clean energy. The Company is headquartered in London, UK and its shares are listed on the Main Market of the London Stock Exchange under the ticker: ARB and on the Nasdaq Global Select Market in the United States under the ticker: ARBK.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 November, 2021	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: Davis Zaffe Title: General Counsel